SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURIITES EXCHANGE ACT OF 1934(AMENDMENT NO.__________)*

ADVANCED OXYGEN TECHNOLOGIES, INC.
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(NAME OF ISSUER)

COMMON
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(TITLE OF CLASS OF SECURITIES)

00754B 10 3
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(CUSIP NUMBER)

Crossland, Ltd. Belize.
60 Market Square, P.O. Box 364, Belize City, Belize, Central America

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(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
TO RECEIVE NOTICES AND COMMUNICATIONS)

March 10, 2003
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(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- (b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement[ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial  ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the  commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act(however, see the Notes).

SCHEDULE 13D
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CUSIP NO. 00754B 10 3
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    1   NAME OF REPORTING PERSON
        S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Crossland, Ltd. Belize.
60 Market Square, P.O. Box 364, Belize City, Belize, Central America
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    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a) [ ]
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    3   SEC USE ONLY
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    4   SOURCE OF FUNDS*
        WC
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    5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)[ ]
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    6   CITIZENSHIP OR PLACE OF ORGANIZATION
        Belize
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                            7     SOLE VOTING POWER
                                    3,343,750 Shares
      NUMBER OF -----------------------------------------------------
       SHARES               8     SHARED VOTING POWER
     BENEFICIALLY
      OWNED BY   ------------------------------------------------------
        EACH                9     SOLE DISPOSITIVE POWER
      REPORTING                       0
       PERSON  -----------------------------------------------------
        WITH                10    SHARED DISPOSITIVE POWER
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   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        3,343,750 Shares
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   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES* [ ]
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   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        7.1%
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   14   TYPE OF REPORTING PERSON*
        CO
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*SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                  SCHEDULE 13D
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CUSIP NO. 00754B 10 3
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    1   NAME OF REPORTING PERSON
        S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Crossland, Ltd. Belize.
60 Market Square, P.O. Box 364, Belize City, Belize, Central America
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    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a) [ ]
-----------------------------------------------------------------------
    3   SEC USE ONLY
-----------------------------------------------------------------------
    4   SOURCE OF FUNDS*
        WC
-----------------------------------------------------------------------
    5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)[ ]
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    6   CITIZENSHIP OR PLACE OF ORGANIZATION
        Belize
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                            7     SOLE VOTING POWER
                                    3,343,750
      NUMBER OF -----------------------------------------------------
       SHARES               8     SHARED VOTING POWER
     BENEFICIALLY
      OWNED BY   ------------------------------------------------------
        EACH                9     SOLE DISPOSITIVE POWER
      REPORTING                       0
       PERSON  -----------------------------------------------------
        WITH                10    SHARED DISPOSITIVE POWER
-----------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        3,343,750 Shares
-----------------------------------------------------------------------
   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES* [ ]
-----------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        7.1%
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   14   TYPE OF REPORTING PERSON*
        CO
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*SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1. SECURITY AND ISSUER

This statement on Schedule 13D relates to the common stock, par value $0.01, of Advanced Oxygen Technologies, Inc.(AOXY). The principal executive offices are located at the following address: C/O Crossfield, Inc. 133 W 13 th Street, #5, New York, NY 10011.

ITEM 2. IDENTITY AND BACKGROUND

This Statement is filed by Crossland Ltd, Belize., (the Reporting Person "CBELIZE").

CBELIZE is a Belize  corporation,  and has its principal  place of business and corporate office located at 60 Market Square, P.O. Box 364, Belize City, Belize, Central America.  The principal business of CBELIZE invests in corporate  securities and real estate development projects.  The President and Secretary of CBELIZE is Mr. Anthony  J.  R.  Howorth.  Mr.  Howorth  is a  Bahamian  citizen  whose  primary occupation is President of  Euro-Caribbean  Ltd.

During the past five years, CBELIZE officer and directors have not been convicted in a criminal proceeding or subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws, or finding any violations with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

2,968,750 shares of common stock of AOXY was sold on March 10, 2003 by CBELIZE to Coastal Oil, Ltd for $28,000.

No part of the  purchase  price  was  represented  by  funds  borrowed  or otherwise obtained for the purpose of acquiring, holding, trading or voting such securities.

ITEM 4: Purpose of Transaction.

CBELIZE had acquired the securities for investment purposes, and subsequent to the date hereof may acquire and/or sell additional shares of Preferred, Common Stock and/or Warrants directly or indirectly in open-market or privately negotiated transactions, depending upon its valuation of the performance and prospects of the Company, and upon other developments and circumstances, including, but not limited to, general economic and business conditions and stock market conditions.

There are no specific plans at the  present  time that relate to or would result in any of the  actions  enumerated  in Item 4 of Schedule 13D. In the normal  course of business,  there may be in the future an acquisition,  merger,  purchase or sale that would change the above conditions.  The Reporting Corporation/Persons reserve the right to buy or sell  securities  of AOXY from time to time in open  market or private transactions.

       Item 5. Interest in Securities of the Issuer.

(a) As of the date hereof, the aggregate number of shares of Common Stock owned beneficially by CBELIZE is 3,343,750 shares which constitutes approximately 7.1% of the issued and outstanding shares of Common Stock of the Company.

The foregoing calculation of percentage ownership is based upon information as to the issued and outstanding shares of Common Stock of the Company as of March 10, 2003. Except for the Securities, insofar as is known to CBELIZE, none of the persons named or referred to in response to Item 2 hereof owns any shares of Preferred, Common Stock or Warrants.

(b) CBELIZE has had voting, investment and disposition power as to the Securities. Except for the Securities, insofar as is known to CBELIZE, none of the persons named or referred to in response to Item 2 hereof owns any shares of Preferred, Common Stock or Warrants.

Anthony JR Howorth has sole  power to vote and sole  power to dispose of the shares of AOXY listed. He may be deemed to be an indirect  beneficial owner of the stock indicated by virtue of the relationships described.  Mr Howorth hereby  disclaims that he has any beneficial ownership in the stock owned, directly or indirectly.

(c) Not Applicable.

(d) Not Applicable.

(e) CBELIZE has been a beneficial owner of more than 5% since December 18, 1997.

       Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to securities of Issuer.  Except  to the  extent  described  in  Items 2 and 5,  none of the  corporations/persons identified  in  Items  2  and  5  is  a  party  to  any  contract,  arrangement, understanding or relationship with respect to any securities of AOXY.

       Item 7. Material to Filed as Exhibits.

None

SIGNATURES

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

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By:
   /s/Crossland, Belize. /s/

Name/Title: A Howorth, Eurocarribean Business Services, ltd,
Crossland, Belize., Corporation Secretary
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Dated: March 10, 2003
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Crossland, Belize.